March 22, 2024

Via Email

Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001
steven.grigoriou@stblaw.com

       Re:     Blackstone Private Credit Fund
               Registration Statement on Form N-2
               File No. 333-264426

Dear Mr. Grigoriou:

        On August 25, 2023, Blackstone Private Credit Fund (the    Fund   )
filed Pre-Effective
Amendment No. 5 (   Amendment No. 5   ) and correspondence to the
above-referenced registration
statement on Form N-2. We reviewed Amendment No. 5 and provided our comments on
September 20, 2024. In connection with the Fund   s submission of draft
correspondence and Pre-
Effective Amendment No. 6 (   Amendment No. 6   ), we have provided our
comments below.
Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.


1.     With respect to disclosure in the    Risk Factors    section, under the
sub-sections titled,    Risks
Related to Our Investments    Risk Retention Vehicles,
    a. Please explain how affiliated Risk Retention Vehicles co-invest with the Fund pursuant to
       the Fund   s co-investment exemptive relief.
    b. Please revise the disclosure in this section using plain English.
    c. Please explain the role of Risk Retention Vehicles deemed to be controlled by the Adviser or its affiliates. Please provide an analysis of whether the structure of the Risk Retention
       Vehicles constitutes a joint enterprise or joint arrangement under the meaning of rule 17d-1
       under the Investment Company Act of 1940 (   1940 Act   ).

2.      With respect to the disclosure in the    Potential Conflicts of
Interest    section, under the sub-
section titled,    Holding Entities and Tracking Interests,



     a. Please provide a thorough analysis of the Fund   s use of Holding
Entities, as described in
       your draft response, under sections 17 and 57 of the 1940 Act. In such response, please also analyze the payments made by the Fund referenced in part (b) of your draft response.
    b. Please provide a full analysis of how    holding entities formed in
connection with an
       investment by the Fund    are viewed as the    co-investment that is
made under the relief.    For
       example, when the Fund and each co-investing vehicle    freely transfer
its interest in the
       holding entity,    how is this effected consistent with the Fund   s
co-investment relief?
    c. How are determinations made to    divid[e] and allocate[ ]
investments among the Company
       and Other Clients in holding entities?
    d. Please explain how the Company is    deemed to hold its investment
separately from, and
       not jointly with, such Other Clients    when holding investments through
Holding Entities in
       which Other Clients also hold investments.

3.      With respect to the disclosure in the    Potential Conflicts of
Interest    section, under the sub-
section titled,    Investment Alongside Regulated Funds,
    a. Please avoid long sentences, and revise this section using plain
English.
    b. Please explain to us how the disclosure as revised in response to Comment 14(c) is
       consistent with the Adviser   s fiduciary duties and its
responsibilities under applicable law
       and the co-invest order.

4.      With respect to the disclosure in the    Potential Conflicts of
Interest    section, under the sub-
section titled,    CoreTrust,    your draft response states that    it is
possible that [Company controlled]
portfolio companies or joint ventures could become CoreTrust members in the future or the
[Company] could become a controlling equity owner of a company that already is a CoreTrust
member.    Since it appears to be possible that the Company or an entity controlled by the Company
may be a CoreTrust member and receive services from CoreTrust,
    a. Please explain the structure and operation of CoreTrust in more detail. For example:
          i. Is CoreTrust a partnership, corporation, limited liability company, or other type of legal entity?
         ii. Are the Blackstone private equity funds and related entities that acquired a majority interest in CoreTrust also members of CoreTrust that receive purchasing services from CoreTrust?
        iii. Does each owner of CoreTrust have an equal ownership interest in CoreTrust?
         iv.   How does a company become a member of CoreTrust?
         v. Is there a contractual arrangement or agreement among the members of CoreTrust or just between each member and CoreTrust?
         vi.   The registration statement states that    [g]enerally, CoreTrust
generates revenue from
               vendors based on a percentage of the amount of products or services purchased by its member companies and benefit plans maintained by its member
companies.    Your
               draft comment response letter states that    CoreTrust members .
.. . do not pay
               CoreTrust any compensation to utilize these group purchasing
services.   . Does this

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                arrangement create conflicts of interest (e.g., CoreTrust would appear to make more money if more money is paid for products or services by the members, which would appear to create an incentive for CoreTrust to pay more for products and services than such products or services might otherwise be worth; would CoreTrust make more money if certain vendors are used, or does CoreTrust only utilize vendors that have entered into an agreement with CoreTrust, which would create an incentive/requirement for CoreTrust to use such vendors notwithstanding the availability of other lower cost vendors)? How are these conflicts resolved?
        vii.   What type of items are purchased through CoreTrust?
       viii.   Your draft comment response letter states that    CoreTrust
members do not purchase
               anything directly from CoreTrust.    Does this mean that members
pay the vendors
               directly and receive purchased items directly from vendors? Does CoreTrust aggregate orders from members together? How are items aggregated among members if the order cannot be completely filled?
    b. In light of the structure and operation of CoreTrust,
          i. Please explain to us why you believe that this is not a joint enterprise or other joint arrangement within the meaning of rule 17d-1 between CoreTrust and its members
               (including the Company and/or any controlled affiliate) or among the members of
               CoreTrust (including among the Company and/or a controlled company and other affiliates of the Company). In this regard, please also consider the applicability of section 48(a).
         ii.   The draft response states that    for portfolio companies or
joint ventures that the
               [Company] may be able to cause to engage a service provider that is an affiliate,
               including CoreTrust, the [Company]   s Board of Trustees will be
asked to approve
               any agreement between any such service provider and any company controlled by the [Company], and will generally act in accordance with and be provided information regarding each of the enumerated factors in the Flex-Fund SEC No-
               Action Letter (pub. avail. Oct. 23, 1985)    (emphasis added).
                     a) Do CoreTrust and other Company affiliates intend to rely on the Flex-Fund
                        No-Action Letter with respect to the arrangement with the Company? If so, please explain why you believe that they can do that. In doing so, please describe any differences between the Flex-Fund No-Action Letter (or typical service provider arrangement) and the arrangement with CoreTrust
                        (e.g., aggregating orders from affiliates, generating revenue based on a percentage of the amount of products or services purchased, potential revenue sharing) and why you believe that they can still rely on the letter despite such differences.
    c. Applying the comments provided in paragraph (b), above, please provide a similar analysis
       for the other arrangements described under    Group Procurement;
Discounts.

    d. To the extent that CoreTrust is providing group purchasing services to the Company and/or to persons controlled by the Company, please explain why you believe that CoreTrust is not an affiliate acting as an agent of the Company and/or controlled company and subject to the prohibitions of section 57(k)(1)?

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 5.      With respect to the disclosure in the    Warehousing Transaction
section, after the disclosure
related to the termination of the warehousing Facility Agreement, please insert
the following:    We
note that the SEC Staff takes the view that we may not rely on the exemptive order from the SEC that permits us to co-invest with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates with respect to the acquisition of the Portfolio
Investments from the Financing Provider under the Facility Agreement.

                                       *    *   *        *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                         Sincerely,

                                                         /s/ Lisa N. Larkin
                                                         Lisa N. Larkin
                                                         Senior Counsel

cc:
      Simpson Thacher & Bartlett LLP
         Rajib Chanda
         Benjamin Wells
         Christopher Healey
         Jonathan Pacheco
         Patrick Hall

      Division of Investment Management, U.S. Securities & Exchange Commission
         Terri Jordan, Branch Chief
         David Joire, Senior Special Counsel
         Nadya Roytblat, Assistant Director
         Lauren Hamilton, Staff Accountant
         Ryan Sutcliffe, Branch Chief
         Christian Sandoe, Assistant Director
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